Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748
STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 2 DATED MAY 3, 2012
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 1 dated April 24, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 2 shall have the same meanings set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offering; and

•	our acquisition of Montclair Parc Apartments, a residential property located in Oklahoma City, Oklahoma.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of April 26, 2012, we had accepted investors' subscriptions for and issued 7,347,084 shares of our common stock in our public offering, including 117,016 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $73,090,585. As of April 26, 2012, we had raised $78,846,884 in gross offering proceeds in both our private and public offerings. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of Montclair Parc Apartments
On April 26, 2012, or the closing date, we acquired a fee simple interest in a 360-unit multifamily residential community located in Oklahoma City, Oklahoma, known as Montclair Parc Apartments, or the Montclair property, through SIR Montclair, LLC, or SIR Montclair, a wholly-owned subsidiary of Steadfast Income REIT Operating Partnership, LP, our operating partnership.
Financing and Fees
SIR Montclair acquired the Montclair property from Montclair Parc Apartments Limited Partnership, a third-party seller, for an aggregate purchase price of $35,750,000, exclusive of closing costs. SIR Montclair financed the payment of the purchase price for the Montclair property with (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $25,025,000 from PNC Bank, National Association, which we refer to as the “lender,” pursuant to the requirements of the Fannie Mae DUS Supplement Loan Program and evidenced by a promissory note and loan agreement dated April 26, 2012, which we refer to as the “Montclair loan.” For additional information on the terms of the Montclair loan, see “—Montclair Loan” below.
An acquisition fee of approximately $721,328 was earned by our advisor in connection with the acquisition of the Montclair property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Montclair property as of the closing of the acquisition was 7.04%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding acquisition costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected first year net operating income of the property based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for estimated vacancies, tenant concessions, if any, and charges not collected.

Montclair Loan
In connection with the acquisition of the Montclair property, SIR Montclair borrowed $25,025,000 from the lender pursuant to the Montclair loan. The Montclair loan has an 84 month term with a maturity date of May 1, 2019. SIR Montclair paid a loan origination fee of $160,000 to the lender in connection with the Montclair loan
Interest on the outstanding principal balance of the Montclair loan will accrue at a fixed rate of 3.7% per annum. A monthly payment of principal and interest on the Montclair loan in the amount of $115,186 is due and payable on the first day of each month until the maturity date. The entire outstanding principal balance of the Montclair loan is due and payable in full on the maturity date. So long as any monthly payment or any other amount due under the Montclair loan remains past due for 30 days or more or any other event of default under the loan documents has occurred and is continuing, interest will accrue on the Montclair loan at a rate per annum equal to the lesser of (1) the fixed interest rate of 3.7% plus 4.0% or (2) the maximum interest rate which may be collected by the lender under applicable law. So long as any payment due under the Montclair loan is not received by the lender within ten days after such payment is due, SIR Montclair will pay to the lender, immediately and without demand by the lender and in addition to the default interest rate payable to the lender, a late charge equal to 5.0% of the amount of the payment due.
The performance of the obligations of SIR Montclair under the Montclair loan are secured by a Multifamily Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing (Oklahoma) by SIR Montclair for the benefit of the lender with respect to the Montclair property. Additionally, pursuant to an Assignment of Management Agreement, SIR Montclair assigned all of its rights and interests in the Property Management Agreement (as described below) to the lender upon an event of default under any of the loan documents.

SIR Montclair will have no liability under the loan documents for the repayment of the principal and interest and any other amounts due under the loan documents, which we refer to as the “indebtedness,” or for the performance of any other obligations under the loan documents; provided, however, that (1) the indebtedness shall be recourse to SIR Montclair for the repayment of a portion of the indebtedness equal to any loss or damage suffered by the lender as a result of, among other events, (a) failure of SIR Montclair to pay to the lender upon demand after an event of default all rents and security deposits to which the lender is entitled under the Multifamily Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, (b) failure of SIR Montclair to maintain all required insurance policies required by the Multifamily Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, (c) failure of SIR Montclair to apply all insurance proceeds and condemnation proceeds as required by the Multifamily Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, (d) failure by SIR Montclair to comply with the provisions of the Multifamily Mortgage, Assignment of Rents and Security Agreement regarding delivery of books, records and statements, (e) failure to apply rents from the Montclair property (with exceptions) to the ordinary and necessary expenses of owning and operating the Montclair property and the indebtedness, or (f) waste or abandonment of the Montclair property. In addition, SIR Montclair will be personally liable to the lender for the repayment of all indebtedness, and the Montclair loan will be fully recourse to SIR Montclair, upon the occurrence of, among other events, (1) fraud or written material misrepresentation by SIR Montclair or any officer, director, partner, member or employee of SIR Montclair in connection with the indebtedness or any request for any action or consent by the lender, (2) SIR Montclair's acquisition of any real property other than the Montclair property or operation of any business other than the management of the Montclair property, (3) certain prohibited transfers of ownership interests in SIR Montclair or the Montclair property, and (4) certain bankruptcy and insolvency events with respect to SIR Montclair or the Montclair property.

In connection with the Montclair loan, we and our operating partnership, jointly and severally, have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment when due of all amounts for which SIR Montclair is personally liable under the loan documents, as described above and the environmental indemnity described immediately below.
On the closing date of the acquisition of the Montclair property, SIR Montclair entered into an Environmental Indemnity Agreement, or the environmental indemnity, pursuant to which SIR Montclair agreed to indemnify, defend and hold harmless the lender and its affiliates or any other person identified by the lender that is involved in the origination or servicing of the Montclair loan, from and against any losses, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances in, on or under the Montclair property or any property that is adjacent to the Montclair property and that may have derived from the Montclair property, (2) any actual or alleged non-compliance with or violation of any environmental laws applicable to the Montclair property, (3) any breach of any representation or warranty or covenant made in the environmental indemnity by SIR Montclair and (4) any failure by SIR Montclair to perform any of its obligations under the environmental indemnity.
Management of Property
On the closing date, SIR Montclair and Steadfast Management Company, Inc., or the property manager, our affiliate, entered into a Property Management Agreement pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Montclair property. Pursuant to the Property Management Agreement, SIR Montclair will pay the property manager a monthly management fee in an amount equal to 3.0% of the Montclair property's gross collections (as defined in the Property Management Agreement) for each month. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives sixty (60) days' prior written notice of its desire to terminate the Property Management Agreement. SIR Montclair may terminate the Property Management Agreement at any time upon thirty (30) days' prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager's employees. Either party may terminate the Property Management Agreement due to a material breach of the other party's obligations under the Property Management Agreement that remains uncured for thirty (30) days after notification of such breach.
Description of the Property
The Montclair property is a 360-unit residential community constructed in 2000. The Montclair property comprises eighteen three-story buildings on a 22-acre site. The apartments at the Montclair property consist of a mix of one, two and three-bedroom units averaging 924 square feet per unit. Average in-place monthly rent at the Montclair property was approximately $883 as of April 24, 2012. Property amenities at the Montclair property include a designer clubhouse, gated access, laundry centers, a 24-hour fitness facility and a resort-style swimming pool with heated spa. Apartment amenities at the Montclair property include nine-foot ceilings with crown molding in select apartments, tile entries, full kitchen appliance packages, ceiling fans, full-size washer dryer connections, covered private patios or terraces and intrusion alarms. Occupancy at the Montclair property was 98% as of April 24, 2012.
Management currently has no material plans for capital improvements at the Montclair property and believes that the Montclair property is adequately covered by insurance and is suitable for its intended purposes. For 2012, the estimated real estate taxes on the Montclair property are approximately $410,000.
The Montclair property faces competition from other multifamily apartment properties located in the Oklahoma City, Oklahoma market including Legacy Crossing Apartments, Summit Pointe, and Brookwood Village.
For federal income tax purposes, we estimate that the depreciable basis in the Montclair property will be approximately $31,238,849. We will depreciate buildings based upon an estimated useful life of 27.5 years.

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